SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated November 30, 2009, entitled “ViryaNet Reports Financial Results of its Third Fiscal Quarter of 2009.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: November 30, 2009	By:	/S/ MEMY ISH-SHALOM
	Name:	Memy Ish-Shalom
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the Company on November 30, 2009, entitled “ViryaNet Reports Financial Results of its Third Fiscal Quarter of 2009.”

Exhibit 99.1

VIRYANET REPORTS FINANCIAL RESULTS OF ITS THIRD FISCAL QUARTER OF 2009

November 30, 2009

Company achieves net profit results.

Southborough, Mass. - November 30, 2009 - ViryaNet Limited (OTHER OTC: VRYAF.PK), a leading provider of software applications that optimize business processes for field service management, today announced financial results of its third fiscal quarter of 2009.

Total revenues for the third quarter, ended September 30, 2009, were $2.6M, a 4.1% increase from $2.5M recorded for the third quarter of 2008. For the first nine months of 2009, total revenues were $8M, a decrease of 8.7% from the $8.8M of revenue recorded for the comparable period in 2008.

Net income for the third quarter of 2009 was $71,000 or $0.02 per basic and diluted share, compared to a net loss of $712,000 or $0.24 per basic and diluted share for the third quarter of 2008. The net income for the first nine months of 2009 was $351,000 or $0.11 per basic and $0.10 per diluted share, compared to a net loss of $1.95M or $0.66 per basic and diluted share for the comparable period in 2008.

Income from operations for the third quarter of 2009 was $170,000, compared to a loss from operations of $604,000 for the third quarter of 2008. Income from operations for the nine months ended September 30, 2009 was $484,000, compared to a loss from operations of $1.45M for the comparable period in 2008. Software license revenues were $318,000 for the third quarter of 2009, an increase of 165%, compared to $120,000 in the third quarter of 2008. Maintenance and services revenues were $2.32M in the third quarter of 2009, a decrease of 3.9%, compared to $2.42M in the third quarter of 2008.

The Company reported a gross profit of $1.57M for the third quarter of 2009, or a gross margin of 59.6%, compared to a gross profit of $1.11M, or a gross margin of 43.9% in the third quarter of 2008.

Operating expenses for the third quarter of 2009 were $1.40M, compared to $1.72M for the third quarter of 2008.

The Company’s cash position on September 30, 2009 was approximately $48,000, compared to $143,000 on December 31, 2008. The Company’s short-term and long-term bank debt position on September 30, 2009 was $1.8M, compared to $2.0M on December 31, 2008. During the third quarter of 2009, the Company obtained a factoring line of $400,000, out of which $85,000 was utilized as of September 30, 2009. The Days Sales Outstanding (DSO) for the Company in the third quarter of 2009 was 24 days.

About ViryaNet

ViryaNet provides packaged industry solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in operational excellence. ViryaNet’s solutions specialize in the functions of scheduling and dispatching resources and enabling mobile field communication. Embedding industry best practices and utilizing a powerful workflow engine, web architecture, and visibility suite, the ViryaNet solutions allow companies to outperform their competition, better the customer experience, improve financial performance, and address regulatory compliance. ViryaNet possesses a 20-year history in the field service space, a vast number of customers across a variety of industries, and strong partnerships with leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated October 30, 2009, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2008	September 30, 2009
		Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$143	$48
Trade receivables	781	702
Other accounts receivable and prepaid expenses	113	160

Total current assets	1,037	910

NON-CURRENT ASSETS:
Severance pay fund	961	836
Other	64	59

Total non-current assets	1,025	895

PROPERTY AND EQUIPMENT, net	167	115

GOODWILL	7,022	7,156

OTHER INTANGIBLE ASSETS, net
Customer relationship	367	202
Other	184	111

Total intangible assets	7,573	7,469

Total assets	$9,802	$9,389

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,	September 30,
	2008	2009
		Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$280	$399
Current maturities of long-term bank loans	450	400
Trade payables	729	563
Deferred revenues	3,367	2,877
Other accounts payable and accrued expenses	1,963	2,209
Loan from related party	78	79

Total current liabilities	6,867	6,527

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,289	989
Long-term convertible debt	543	533
Long-term deferred revenues	932	768
Accrued severance pay	1,546	1,371

Total long-term liabilities	4,310	3,661

SHAREHOLDERS’ EQUITY:
Share capital	3,748	3,881
Additional paid-in capital	116,660	116,644
Accumulated other comprehensive income (loss)	(114)	(7)
Accumulated deficit	(121,669)	(121,317)

Total shareholders’ equity	(1,375)	(799)

Total liabilities and shareholders’ equity	$9,802	$9,389

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30		Nine Months ended September 30
	2008	2009	2008	2009
	Unaudited	Unaudited	Unaudited	Unaudited

REVENUES:
Software licenses	$120	$318	$1,197	$1,330
Maintenance and services	2,419	2,324	7,576	6,680

Total revenues	2,539	2,642	8,773	8,010

COST OF REVENUES:

Software licenses	45	62	223	163
Maintenance and services	1,380	1,005	4,404	3,016

Total cost of revenues	1,425	1,067	4,627	3,179

GROSS PROFIT	1,114	1,575	4,146	4,831

OPERATING EXPENSES:

Research and development	417	286	1,474	865
Selling and marketing	727	670	2,315	2,116
General and administrative	574	449	1,813	1,366

Total operating expenses	1,718	1,405	5,602	4,347

INCOME (LOSS) FROM OPERATIONS	(604)	170	(1,456)	484

FINANCIAL EXPENSES, net	108	99	499	133

NET INCOME (LOSS)	$(712)	$71	$(1,955)	$351

BASIS NET EARNINGS (LOSS) PER SHARE	$(0.24)	$0.02	$(0.66)	$0.11

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF BASIC NET EARNINGS (LOSS) PER SHARE	3,015,640	3,215,346	2,968,819	3,174,072

DILUTED NET EARNINGS (LOSS) PER SHARE	$(0.24)	$0.02	$(0.66)	$0.10

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF DILUTED NET EARNINGS (LOSS) PER SHARE	3,015,640	3,578,982	2,968,819	3,537,708